AV 3/5/03

SECURITI 03012519 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29426

SEC RECEIVED FEB 27 2003 PROCESSING WASH. D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 TAMA STREET
(No. and Street)

MARION	IOWA	52302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS J. BERTHEL (319) 447-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE, LLP
(Name – *if individual, state last, first, middle name*)

222 THIRD AVENUE SE, SUITE 500	CEDAR RAPIDS	IOWA	52401
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS J. BERTHEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL IOWA
MICHELLE R. HARTZELL
COMMISSION NO. 163625
MY COMMISSION EXPIRES
Jan. 22, 2004

Michelle R. Hartzell
Notary Public

Signature

CHIEF EXECUTIVE OFFICER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Supplemental report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Berthel Fisher & Company Financial Services, Inc.

(A Majority Owned Subsidiary Of Berthel Fisher & Company)

Financial Statements, Supplemental Information and Independent Auditors' Report for the Year Ended December 31, 2002 and Supplemental Report on Internal Control

BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC. (A MAJORITY OWNED SUBSIDIARY OF BERTHEL FISHER & COMPANY)

TABLE OF CONTENTS
YEAR ENDED DECEMBER 31, 2002

Deloitte & Touche LLP
Armstrong Centre, Suite 500
222 Third Avenue, S.E.
Cedar Rapids, Iowa 52401

Tel: (319) 362-7987
Fax: (319) 368-9600
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Berthel Fisher & Company Financial Services, Inc.

We have audited the accompanying financial statements of Berthel Fisher & Company Financial Services, Inc. (the "Company"), a majority owned subsidiary of Berthel Fisher & Company, as of December 31, 2002 and for the year then ended, listed in the foregoing table of contents, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 18, 2003

BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC. (A MAJORITY OWNED SUBSIDIARY OF BERTHEL FISHER & COMPANY)

STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2002

ASSETS	
Cash and cash equivalents	$ 737,362
Deposit with correspondent broker	57,236
Due from correspondent broker	362,107
Other commissions receivable	56,423
Other receivables, less allowance for doubtful accounts of $100,727	56,011
Due from affiliates (Note 2)	633,895
Investments in securities:	
Marketable, at market value	320,775
Not readily marketable, at estimated fair value (cost: $141,384) (Note 3)	62,173
Notes receivable, less allowance for doubtful accounts of $280,908 (Note 4)	387,711
Property and equipment (Note 6)	89,476
Other assets	180,280
TOTAL	$2,943,449
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Commissions payable	$ 437,856
Accounts payable and other accrued expenses	531,598
Due to affiliates (Note 2)	110,496
Total liabilities	1,079,950
COMMITMENTS AND CONTINGENCIES (Note 7)	
STOCKHOLDERS' EQUITY	
Common stock, no par value–authorized 250,000 shares, issued and outstanding 195,069 shares	2,821,148
Series A cumulative, convertible preferred stock - authorized 50,000 shares, issued and outstanding 4,182 shares (Note 8)	300,142
Accumulated deficit	(1,257,791)
Total stockholders' equity	1,863,499
TOTAL	$2,943,449

See notes to financial statements.

BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC. (A MAJORITY OWNED SUBSIDIARY OF BERTHEL FISHER & COMPANY)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Commissions (Note 12)	$13,497,767
Underwriting (Note 12)	231,756
Fee income (Note 12)	507,083
Interest and dividends	108,846
Net unrealized investment gains	19,720
Net realized investment losses	(89,069)
Other	380,202
Total revenues	14,656,305
EXPENSES:	
Commissions	9,403,101
Employee compensation	1,570,871
Employee benefits (Note 11)	454,588
Management fees (Note 10)	384,000
Occupancy (Note 10)	1,010,178
Clearing charges	608,050
Stock reporting services	181,712
Data processing	247,211
Other general and administrative expenses	1,031,124
Interest	37,726
Total expenses	14,928,561
LOSS BEFORE INCOME TAXES	(272,256)
INCOME TAX EXPENSE (Note 5)	
NET LOSS	$ (272,256)

See notes to financial statements.

BERTHEL FISHER & COMPANY
FINANCIAL SERVICES, INC.
(A MAJORITY OWNED SUBSIDIARY OF
BERTHEL FISHER & COMPANY)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

	COMMON STOCK	SERIES A PREFERRED STOCK	RETAINED EARNINGS (ACCUMULATED DEFICIT)	TOTAL
BALANCE AT JANUARY 1, 2002	$ 2,821,148	$ 200,167	$ (969,575)	$ 2,051,740
Net loss			(272,256)	(272,256)
Issuance of Series A cumulative, convertible preferred stock		99,975		99,975
Series A cumulative, convertible preferred stock dividend declared			(15,960)	(15,960)
BALANCE AT DECEMBER 31, 2002	$ 2,821,148	$ 300,142	$ (1,257,791)	$ 1,863,499

See notes to financial statements.

BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC. (A MAJORITY OWNED SUBSIDIARY OF BERTHEL FISHER & COMPANY)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (272,256)
Adjustments to reconcile net loss to net cash flows from operating activities:	
Unrealized loss	19,270
Bad debt expense	210,854
Amortization expense	28,720
Depreciation expense	19,610
Accretion of notes receivables	(54,952)
Changes in assets and liabilities:	
Deposit with correspondent broker	(562)
Due from correspondent broker	60,131
Other commissions receivables	7,557
Other receivables	5,845
Due from affiliates	(323,582)
Investments in securities	98,601
Other assets	(55,349)
Commissions payable	(19,085)
Accounts payable and other accrued expenses	(47,808)
Due to affiliates	4,471
Net cash flows from operating activities	(318,535)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property and equipment	(12,215)
Sale of notes receivable to affiliate	150,838
Issuance of notes receivable	(23,433)
Net cash flows from investing activities	115,190
CASH FLOWS FROM FINANCING ACTIVITIES:	
Sale of Series A preferred stock	99,975
Payment of dividends	(15,960)
Net cash flows from financing activities	84,015
DECREASE IN CASH AND CASH EQUIVALENTS	(119,330)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	856,692
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 737,362
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during year for:	
Interest	$ 37,726

See notes to financial statements.

BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC. (A MAJORITY OWNED SUBSIDIARY OF BERTHEL FISHER & COMPANY)

NOTES TO FINANCIAL STATEMENTS YEAR ENDED DECEMBER 31, 2002

1. SIGNIFICANT ACCOUNTING POLICIES

Business - Berthel Fisher & Company Financial Services, Inc. (the "Company") is a majority owned subsidiary of Berthel Fisher & Company (the "Parent"). The Company is a registered broker-dealer operating exclusively in the securities industry. The Company introduces its customers to another broker-dealer who carries such accounts on a fully disclosed basis. With respect to this activity, the Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer securities accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3.

Cash and Cash Equivalents - The Company considers all highly liquid investments purchased with a maturity of three months or less and not held for long-term investment purposes to be cash equivalents.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Significant estimates include the valuation of not readily marketable securities and notes receivable by the Board of Directors, the allowance for doubtful accounts, the valuation allowance for deferred tax assets and the determination of litigation accruals.

Other receivables – Included within the other receivables balance are receivables from independent contract brokers and related parties totaling $35,187 and $12,272, respectively.

Investments in Securities - Investments in securities consist primarily of marketable equity securities. Security transactions are recorded on a trade date basis.

In accordance with accounting practices for broker-dealers, marketable securities are valued at market value and securities not readily marketable are valued at estimated fair value, as determined by the Board of Directors. The resulting difference between cost and market is included in the Statement of Operations. Realized gains and losses are recognized using the specific identification method.

In determining fair value for securities not readily marketable, investments are initially stated at cost until significant subsequent events require a change in valuation. Among the factors considered by the Board of Directors in determining the fair value of investments are the cost of the investment, developments since the acquisition of the investment, the sale price of recently issued securities, the financial condition and operating results of the issuer, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded and other factors generally pertinent to the valuation of investments. The Board of Directors, in making its evaluation, has relied on financial data of investees provided by management of the investee companies.

Concentration of Credit Risk - The Company's marketable investment in an unrelated third party comprises 34% of the fair market value of the Company's investment portfolio at December 31, 2002.

Notes Receivable - Notes receivable are carried at the present value of the future principal payments and the related discount, if any, is accreted over the life of the note.

Income Taxes - The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, as the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities or assets between years.

Property and Equipment - Property and equipment are stated at cost less allowances for depreciation. For financial reporting purposes, depreciation is computed by the straight-line method over their estimated useful lives. The Company uses accelerated methods in computing depreciation for income tax purposes.

Other Assets - Included within other assets are capitalized interface licensing fees charges of $116,100. These charges are being amortized using the straight-line method over a period of five years. Amortization of $28,720 was incurred during 2002 and accumulated amortization totaled $84,753 as of December 31, 2002.

Revenue Recognition - Commissions revenue is earned on a trade date basis. Income from underwriting and fees is typically earned in accordance with the fee agreement.

2. DUE FROM AFFILIATES AND DUE TO AFFILIATES

The Company enters into various financing arrangements with the other affiliated entities, primarily for purposes of short-term financing.

Due from affiliates comprises the following:

Interest receivable	$ 133,592
Other receivables	500,303
Total	$ 633,895

Due to affiliate comprises the following:

Interest payable	$ 77,677
Intercompany tax payable	32,819
Total	$ 110,496

3. INVESTMENTS IN SECURITIES

Not readily marketable securities comprises the following:

NASDAQ Stock Market, Inc; warrants to purchase 1,200 shares of common stock at $13 - $16 per share, exercisable beginning June 2002 and expiring June 2006; cost $16,800	$ 16,800
CFI, Inc. (formerly Rcontest.com, Inc.); 8,200 shares of common stock; cost $18,484	262
Skinvisible, Inc; 45,000 shares of common stock; cost $19,687	1,620
Nissen Sports Academy, Inc. 1,529 shares of common stock; cost $25,722	2,722
HLM Design warrants to purchase 60,000 shares of common stock at $7.20 per share, expiring 6/2004; cost $600	600
Omega Missionary Municipal Bonds; cost $1,341	1,155
Q Comm International, Inc. 4,500 shares of common stock; cost $1,673	2,592
Nova Communications 25,000 shares of common stock; cost $6,069	266
Miracor Diagnostic 50,000 shares of common stock; cost $6,563	12,000
Telemetrix 45,000 shares of common stock; cost $22,640	5,400
Rad Source Technologies 75,000 shares of common stock; cost $9,975	3,600
Traffic Tech, Inc. 10,500 shares of common stock; cost $0	420
Zingit, Inc. 17,000 shares of common stock; cost $0	2,720
Berthel Growth & Income Trust I* 12 shares of beneficial interest	2,016
Kinseth Hospitality II L.C.* .5 units of Class A common stock	10,000
Total	$ 62,173

* Investments acquired through a settlement agreement.

4. NOTES RECEIVABLE

Notes receivable comprises the following:

Uncollateralized notes receivable, 8%, interest and principal due April 2003 through January 2006	$ 134,282
Uncollateralized notes receivable, 8%, interest and principal due November 2003 through August 2006	126,629
Uncollateralized notes receivable, 8%, interest and principal due June 2004 through March 2007	58,482
Uncollateralized notes receivable, 8%, interest and principal due March 2005 through December 2007	109,693
Uncollateralized, subordinated notes receivable from VHx, a related party, 10%, interest and principal due February 2000, past due	100,000
Uncollateralized convertible note receivable, 10% interest and principal due March 2004	10,000
Various uncollateralized notes receivable due from brokers	129,533
	668,619
Less: allowance for doubtful accounts	(280,908)
Total	$387,711

At December 31, 2002, the principal maturities of notes receivable are as follows:

Year Ending December 31:	
2003	$427,945
2004	95,982
2005	124,692
Thereafter	20,000
Total	$668,619

5. INCOME TAXES

The results of the Company's operations are included in the consolidated tax returns of Berthel Fisher & Company. The entities included in the consolidated returns have adopted the policy of allocating income tax expense or benefit based upon the pro rata contribution of taxable operating income or losses. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent their losses contribute to reduce consolidated taxes. Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within the entity.

Current and deferred components of the income tax benefit for the year ended December 31, 2002 is summarized as follows:

Current	$ -
Deferred	
Income tax expense	$ -

The provision for income tax benefit for the year ended December 31, 2002 is more than the amounts computed by applying the statutory federal income tax rate of 34% to loss before income taxes due to the following items:

Computed expected amount	$ (60,122)
Nondeductible meals and entertainment	11,441
Nondeductible life insurance	708
State income taxes, net of federal tax benefit	(6,430)
Other	1,903
Valuation allowance for current year deferred tax assets	52,500
Income tax expense	$ -

Deferred taxes are provided on differences between financial reporting and income tax bases of accounting. The differences arise primarily from differing methods used to account for the allowance for doubtful accounts and unrealized appreciation/depreciation on investments. The deferred income tax assets (liabilities) comprise the following:

Gross deferred income tax assets	$ 690,000
Gross deferred income tax liabilities	(11,000)
Net deferred income tax asset	$ 679,000
Valuation allowance	(679,000)
Net deferred income tax asset	$ -

A valuation allowance has been recorded in 2002 for the Company's net deferred tax asset at December 31, 2002, in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The valuation allowance primarily represents operating loss carryforwards for which utilization is uncertain.

6. PROPERTY AND EQUIPMENT

Property and equipment comprises the following:

Furniture and fixtures	$ 110,741
Leasehold improvements	26,750
Accumulated depreciation	(48,015)
Property and equipment, net	$ 89,476

7. COMMITMENTS AND CONTINGENCIES

The Company leases office facilities and certain equipment under various noncancellable operating leases with expiration dates through May 2004. Lease expense of $744,054 was incurred during the year ended December 31, 2002. Two of the office facility leases have renewal options that allow the Company to extend one lease for an additional three year period and another lease for an additional five year period. The Company leases computer equipment and services from its' clearing organization and those lease payments are based on the number of computers utilized. The total of minimum lease payments remaining under these leases at December 31, 2002 is as follows:

Year ending December 31:	
2003	$263,938
2004	223,300
2005	138,301
Total	$625,539

On October 10, 2001, Financial Services paid in full the $1,000,000 convertible subordinated debenture to Farm Bureau (the "Lender"). At the same time, the Lender extended a $1,000,000, 6% convertible note payable to Berthel Fisher & Company (the "Parent"), due October 10, 2006. The note may be converted at the Lender's option to the Parent's common stock at $2 per share, at a dollar for dollar conversion rate. As collateral for this loan, the Parent pledged its ownership interest in the Company (156,250 shares of Berthel Fisher & Company Financial Services, Inc. common stock).

In February 2002, the Parent was served as the Third Party Defendant, with a lawsuit filed in Federal Court for the Southern District of Iowa. The suit alleged that the Parent, as well as other Third Party Defendants entered into a conspiracy, which prevented the plaintiffs from receiving copies of collateral notes and not properly perfecting the plaintiff's security interest. The Third Party Plaintiffs and Third Party Defendants entered into a Settlement Agreement dated September 20, 2002, for a complete and final settlement. The agreement alleviates the Parent of any liability, however, it is contingent on the final closing of the merger between Murdock Communications Corporation, a related party, and Polar Molecular Corporation, (the "Merger") which is expected to take place by or on March 31, 2003. If the closing of the Merger does not take place, the Settlement Agreement will be null and void and litigation will continue against the Parent at that time. Management believes that the Merger will close and the Parent will incur no liability.

The Company is involved in various pending or threatened legal proceedings arising from the normal course of its business operations. Management of the Company, after consultation with counsel and a review of available facts, believes the resolution of these various proceedings will have no material adverse effect on the Company's financial condition, results of operations or cash flows.

The Parent plans to enter into a Stock Purchase Agreement with Continental Capital Corporation ("Continental"). The Parent will purchase all of the outstanding shares of two of Continental's wholly-owned subsidiaries, Continental Capital Investment Services, Inc. and Continental Capital Insurance Services, Inc. in exchange for a) $650,000 in cash, b) $700,000 in the form of assumption of Continental's debt to the mutual clearing firm c) 9,173,479 shares of the Parent's common stock, representing 29.3% ownership of the outstanding common stock of the Parent, d) warrants to purchase 204,614 shares of the Parent's common stock as well as other deferred and contingent consideration. The Stock Purchase Agreement must be finalized by March 31, 2003.

The Parent company intends to refinance the $2.2 million of unsecured debentures due December 31, 2002 as well as fund the Stock Purchase Agreement with the issuance of $3,500,000 of 7% secured notes and attached warrants to purchase shares of the Parent's common stock. The notes will be secured by the Parent's ownership interest in the Company. The funding obtained through the private placement offering is a condition of closing. If the offering is unsuccessful, the Parent has no obligation to complete the Stock Purchase Agreement. The parent has obtained funding for $515,000 of the private offering subsequent to December 31, 2002.

The Company's Parent has approximately $2.2 million of unsecured subordinated debt due on December 31, 2002 and may not have sufficient liquid assets to repay such amounts. The Company's Parent is pursuing additional financing through a private debt placement to meet its obligations. No assurance can be provided that the Company's Parent will be successful in its efforts. Management of the Company believes the ultimate resolution of the Parent's obligations under these subordinated notes will have no material adverse effect on the Company's financial condition.

8. SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK

During the year ended December 31, 2001, the Board of Directors authorized 50,000 shares of Series A convertible, cumulative preferred stock. The preferred stock has preference in liquidation over the common shareholders. The shares earn a cumulative annual dividend of $.06 per share. The dividends are payable from net profits of the corporation and will be paid before any dividends are paid to common stock holders. Unpaid dividends will accrue in arrears and become a liability of the Company if net profits are insufficient to pay the shareholders. Series A shareholders may convert each of their shares of preferred stock into one share of common stock of the Company, as subject to adjustment, from time to time, in accordance with the agreement. The Company, by resolution of the Board of Directors, at any time, may redeem any outstanding preferred shares by paying the shareholders the consideration originally given plus all accrued and unpaid dividends.

As of December 31, 2002, 4182 shares of Series A cumulative convertible preferred stock are outstanding.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of 6-2/3% of total aggregate indebtedness or $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $352,027, which was $252,027 in excess of the minimum required. The Company's defined net capital ratio was 2.02 to 1.

10. RELATED PARTY TRANSACTIONS

The Company enters into various transactions and arrangements with its Parent and affiliated companies.

The Company has an unwritten, discretionary month-to-month agreement with its Parent in which the Company's Parent provided management services at a monthly rate of $32,000 for the year ended December 31, 2002.

During the year ended December 31, 2002, the Company paid $314,312 to Berthel Fisher & Company Management Corp. (a wholly owned subsidiary of the Parent) for the use of office facilities. The Company's rental obligation is month to month.

11. PROFIT SHARING PLAN

Substantially all employees are covered by the Company's qualified profit sharing plan under Internal Revenue Code Section 401(a), including a qualified cash or deferred arrangement under Section 401(k). Under the terms of the plan, each participant may elect to defer compensation from 2% to 20%. A matching contribution equal to 50% of the deferred compensation of all eligible participants is made by the employer up to 4% of each participant's total compensation. The employee contributions to the plan are fully vested and employer contributions vest over five years. The Company's contributions for the year ended December 31, 2002 aggregated $48,789.

12. FINANCIAL INSTRUMENTS

Off-Balance Sheet Risk and Concentration of Credit Risk:

The Company's customer accounts are cleared by another broker-dealer on a fully disclosed basis. In the event the Company's customers fail to satisfy their obligations, the Company may be exposed to off-balance-sheet risk.

The Company provides investment, financing and related services to a diverse group of domestic customers. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company.

In the normal course of business, the Company sells securities not yet purchased. The ultimate settlement of these transactions may be at amounts different from amounts recorded in these financial statements.

At December 31, 2002, the Company owns 62,366 common shares (2.6% of the outstanding common stock) of HLM Design, Inc. with a fair value of $130,062 and represents approximately 34% of total investments.

Fair Value Considerations:

Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value. Investments in marketable securities are valued using quoted market prices. The Company's remaining financial instruments are generally short-term in nature and liquidate at their carrying values.

* * * * *

BERTHEL FISHER & COMPANY
FINANCIAL SERVICES, INC.
(A MAJORITY OWNED SUBSIDIARY OF
BERTHEL FISHER & COMPANY)

SUPLEMENTAL INFORMATION -
COMPUTATION OF NET CAPITAL UNDER
SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1
DECEMBER 31, 2002

Computation of Net Capital:

Total stockholders' equity from Statement of Financial Condition	$1,863,499
Total nonallowable assets from Statement of Financial Condition	1,488,771
Net capital before haircuts on securities positions	374,728
Haircuts on securities positions	17,101
Undue concentration	5,600
Net Capital	$ 352,027

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 70,172
Minimum dollar net capital requirement	100,000
Net capital requirement (greater of above)	100,000
Excess net capital (net capital less net capital requirement)	$ 252,027

(Continued)

BERTHEL FISHER & COMPANY
FINANCIAL SERVICES, INC.
(A MAJORITY OWNED SUBSIDIARY OF
BERTHEL FISHER & COMPANY)

SUPPLEMENTAL INFORMATION -
COMPUTATION OF NET CAPITAL UNDER
SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1 (CONCLUDED)
DECEMBER 31, 2002

Computation of Aggregate Indebtedness

Items from Statement of Financial Condition:	
Commissions payable (net of payroll advances)	$ 408,850
Accounts payable and other accrued expenses	527,058
Due to affiliates	110,496
Dividends declared on Series A preferred stock	4,540
Assets with credit balances/liabilities with debit balances	1,640
Total aggregate indebtedness	$ 1,052,584
Percentage of aggregate indebtedness to net capital	299 %
Percentage of debt to debt-equity	0 %

Reconciliation of Net Capital

Net capital as filed in Part II of Form X-17A-5 as of December 31, 2002	$ 320,325
Audit adjustments:	31,702
Total audit adjustments	31,702
Net capital as stated above within the Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1 as of December 31, 2002	$ 352,027

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Deloitte & Touche

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Board of Directors and Stockholders of
Berthel Fisher & Company Financial Services, Inc.

In planning and performing our audit of the financial statements of Berthel Fisher & Company Financial Services, Inc. (the "Company") for the year ended December 31, 2002 (on which we issued our report dated February 17, 2003) we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those policies and procedures can be expected to achieve the Security and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the policies and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 18, 2003